Exhibit 4-R(3)

First Supplemental Indenture

     THIS FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made as of December 1, 2004, between Dana Corporation, a Virginia corporation (the “Company”), and Citibank, N.A., as trustee. Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture (as defined below).

Recitals of the Company

     The Company and the Trustee have heretofore executed and delivered an Indenture dated as of August 8, 2001 as amended or supplemented (the “2001 Indenture”), pursuant to which the Company has heretofore issued its 9% Notes due 2011, in the aggregate principal amount of € 200,000,000 (the “Euro Notes”) and its 9% Notes due 2011, in the aggregate principal amount of $575,000,000 (the “Dollar Notes” and collectively the “Notes”). The Company desires to amend or eliminate certain provisions of the 2001 Indenture as they relate to the Dollar Notes as hereinafter set forth.

     Pursuant to its Offer to Purchase and Consent Solicitation, dated November 15, 2004 (the “Offer to Purchase”), the Company commenced a tender offer (as amended from time to time, the “Tender Offer”) for aggregate consideration up to $635,000,000 for certain amounts of Notes and a solicitation of consents (as amended from time to time, the “Solicitation”) from the holders of the Notes to certain amendments to the 2001 Indenture (the “Proposed Amendments”).

     Section 9.2 of the 2001 Indenture provides, with certain exceptions, that the Company and the Trustee may amend or supplement the 2001 Indenture with the consent of the holders of not less than a majority in aggregate principal amount of Notes then outstanding.

     Section 2.2 of the 2001 Indenture treats each of the Dollar Notes and the Euro Notes as a single series for purposes of amendments to the 2001 Indenture.

     The Company has determined that, with the consent of the holders of at least a majority in aggregate principal amount of Dollar Notes outstanding, the amendments set forth in Article I hereof are authorized or permitted by Section 9.2 of the 2001 Indenture. In furtherance thereof, the Company has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 9.2 and 9.4 of the 2001 Indenture.

     Pursuant to the Tender Offer and Solicitation, the holders of at least a majority in aggregate principal amount of the Dollar Notes then outstanding have duly consented to the Proposed Amendments, as such Proposed Amendments are described in the Offer to Purchase.

     All acts and things necessary to amend the 2001 Indenture and to make this First Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

     NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

ARTICLE I

AMENDMENTS

     SECTION 1.01. Modification of Covenants and Events of Default.

     (a) With respect to the Dollar Notes, each of the following sections of the 2001 Indenture dated as of August 8, 2001 is hereby deleted in its entirety and replaced with “Intentionally Omitted”:

Section 3.6	Reports by the Company
Section 3.9	Limitation on Liens
Section 3.10	Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock
Section 3.11	Limitation on Restricted Payments
Section 3.13	Limitation on Sale and Leaseback Transactions
Section 3.14	Limitation on Payment Restrictions Affecting Restricted Subsidiaries
Section 3.15	Limitation on Transactions with Affiliates
Section 3.16	Limitation on Guarantees by Restricted Subsidiaries
Section 3.17	Additional Amounts
Section 4.1	Merger, Consolidation, Etc.
Clauses (c), (e), (f), (g) and (h) of Section 6.1	Events of Default

     (b) With respect to the Dollar Notes, each of the following sections of the 2001 Indenture dated as of August 8, 2001 is hereby amended as follows:

     Section 3.1– Application of Certain Covenants. This section shall be amended and restated in its entirety as follows:

     “Section 3.1 – Application of Certain Covenants. After such time as:

(1)	the Securities have been assigned an Investment Grade rating by both Rating Agencies;

(2)	if the Investment Grade rating is BBB-, in the case of S&P, or Baa3, in the case of Moody’s, it shall not be accompanied by either (i) in the case of S&P, a negative outlook, creditwatch negative or the equivalent thereof or (ii) in the case of Moody’s, a negative outlook, a review for possible downgrade or the equivalent thereof; and

(3)	no Default under this Indenture has occurred and is continuing,

     (all such events collectively constituting an “Investment Grade Rating Event”) and notwithstanding that the Securities may later cease to have an Investment Grade rating by either or both Rating Agencies or that the Investment Grade rating may later be accompanied by either or both items (i) or (ii) set forth in paragraph (2) above, the Company and its Restricted Subsidiaries will not be subject to Sections 3.12 and 3.18. Notice of the occurrence of an Investment Grade Rating Event shall be delivered by the Company to the Trustee for delivery to the holders of the Securities.

     A change in the rating on the Securities by either Rating Agency shall be deemed to have occurred on the date that such Rating Agency shall have publicly announced the change.”

     Section 3.12 – Limitation on Certain Asset Dispositions.

(i)	Clause (a)(2) shall be amended and restated in its entirety as follows:

     “not less than 50% of the consideration for the disposition consists of cash or readily marketable Cash Equivalents or the assumption of Indebtedness of the Company or such Restricted Subsidiary or other obligations relating to such assets (and release of the Company or such Restricted Subsidiary from all liability on the Indebtedness or other obligations assumed); and”

(ii)	Clause (a)(3) shall be amended and restated in its entirety as follows:

     “(3) all Net Available Proceeds, less any amounts invested or committed to be invested within 360 days of such Asset Disposition in Related Business Assets (including capital expenditures or the Capital Stock of another Person) are applied, on or prior to the 360th day after such Asset Disposition (unless and to the extent that the Company shall determine to make an Offer to Purchase), either to

     (a) the permanent reduction and prepayment of any Indebtedness of the Company (other than Indebtedness which is expressly subordinate to the Securities) then outstanding (including a permanent reduction of commitments in respect thereof) or

     (b) the permanent reduction and repayment of any Indebtedness of any Subsidiary of the Company then outstanding (including a permanent reduction of commitments in respect thereof).”

(iii)	Clause (b) shall be deleted in its entirety.

     (c) With respect to the Dollar Notes, Section 1.1 of the 2001 Indenture is hereby amended to amend or delete the defined terms as set forth on Exhibit A hereto. To the extent that any provision of the Dollar Notes is inconsistent with the 2001 Indenture as amended by this Supplemental Indenture, the terms of this Supplemental Indenture shall govern.

ARTICLE II

EFFECTIVE TIME

     SECTION 2.01. Effective Time of Amendments to 2001 Indenture.

     The amendments to the 2001 Indenture set forth in Article I of this First Supplemental Indenture shall only become effective upon the execution and delivery of this First Supplemental Indenture by the Company and the Trustee; in accordance with the terms of the Tender Offer and the Solicitation; provided, however, that the provisions of Article I of this First Supplemental Indenture shall automatically become null and void if (a) consents of holders of Dollar Notes are validly withdrawn (and not validly re-tendered) at or prior to the Withdrawal Date and cause the principal amount of Dollar Notes consenting to the proposed amendments to be less than a majority in aggregate principal amount of such issue, (b) validly tendered Dollar Notes are not purchased pursuant to the Tender Offer, (c) the Tender Offer is terminated or withdrawn with respect to the Dollar Notes, or (d) the issue of Dollar Notes has been subject to proration pursuant to the Offer to Purchase.

ARTICLE III

MISCELLANEOUS

     SECTION 3.01. Execution as Supplemental Indenture.

     This First Supplemental Indenture is executed and shall be construed as an indenture supplemental to the 2001 Indenture and, as provided in the 2001 Indenture, this First Supplemental Indenture shall form a part of the Indenture. Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

     Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

     SECTION 3.02. Responsibility for Recitals.

     The recitals herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for the correctness thereof.

     SECTION 3.03. Successors and Assigns.

     All the covenants and agreements in this First Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

     SECTION 3.04. Conflicts.

     In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this First Supplemental Indenture, the terms and conditions of this First Supplemental Indenture shall prevail.

     SECTION 3.05. Counterparts.

     This First Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

DANA CORPORATION

By: /s/ A. Glenn Paton

Name: A. Glenn Paton Title: Vice President - Treasurer

CITIBANK	K, N.A.
as Trustee

By: /s/ Nancy Forte

Name: Nancy Forte Title: Assistant Vice President

Exhibit A

Defined Terms To Be Amended or Deleted

The following defined terms of Section 1.1 of the 2001 Indenture will be amended as follows:

“Asset Disposition”. Clauses 1, 7, 8, 11 and 15 shall be amended and restated as follows:

“(1) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Subsidiary;”

“(7) the making of a Permitted Investment;”

“(8) an Asset Swap;”

“(11) the granting of any Lien;”

“(15) any isolated sale, transfer or other disposition that does not (together with all related sales, transfers or dispositions) involve aggregate consideration in excess of $200 million.”

“Related Business Assets”. The defined term shall be amended and restated as follows:

“means assets used or useful in the business of the Company, its Subsidiaries or in a Related Business.”

The following defined terms of Section 1.1 of the 2001 Indenture will be deleted as follows:

Acquired Indebtedness
Affiliate Transaction
Bankruptcy Law
Consolidated Coverage Ratio
Consolidated EBITDA
Consolidated Income Taxes
Consolidated Interest Expense
Consolidated Net Income
Consolidated Net Tangible Assets
Consolidated Tangible Assets
Credit Facilities
Custodian
Funded Debt
Guarantees
Hedging Obligations
Material Subsidiary
Operating Agreement
Permitted Joint Ventures
Permitted Liens
Permitted Secured Debt
Principal Property
Secured Debt